UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number: 001-14460

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Agrium Advanced Technologies 401(k) Savings Plan

3005 Rocky Mountain Avenue

Loveland, CO 80538

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Agrium Inc.

13131 Lake Fraser Drive Southeast

Calgary, Alberta

Canada T2J 7E8

AGRIUM ADVANCED TECHNOLOGIES

401(k) SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

December 31, 2014 and 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

AGRIUM ADVANCED TECHNOLOGIES

401(k) SAVINGS PLAN

December 31, 2014 and 2013

Report of Independent Registered Public Accounting Firm

Agrium Pension Committee and Plan Administrator

Re: Agrium Advanced Technologies 401(k) Savings Plan

Calgary, Alberta

We have audited the accompanying statements of net assets available for plan benefits of the Agrium Advanced Technologies 401(k) Savings Plan (the Plan) as of December 31, 2014 and 2013 (liquidation basis) and 2013 (ongoing plan basis), and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2014 (liquidation basis). These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan was not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Agrium Advanced Technologies 401(k) Savings Plan as of December 31, 2014 (liquidation basis) and 2013 (ongoing plan basis), and the changes in net assets available for plan benefits for the year ended December 31, 2014 (liquidation basis) in conformity with the liquidation basis of accounting and accounting principles generally accepted in the United States of America.

As described in Note 1 to the financial statements, in January 2014 the Plan Sponsor announced a decision to dissolve the Agrium Advanced Technologies (“AAT”) business unit. Concurrently, a decision was made to terminate the Plan. In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting from the ongoing plan basis to the liquidation basis as of and for the year ended December 31, 2014. Our opinion is not modified with respect to this matter.

The supplemental information in the accompanying Schedule of Assets Held at End of Year as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Agrium Advanced Technologies 401(k) Savings Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Eide Bailly LLP

Greenwood Village, Colorado

June 19, 2015

AGRIUM ADVANCED TECHNOLOGIES

401(k) SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

As of December 31

(U.S. dollars)

	2014 Liquidation Basis	2013 Ongoing Plan Basis
Assets
Investments at fair value (note 5):
Common trust funds	8,880,475	12,802,689
Mutual funds	4,560,149	11,138,045
Common stock	612,574	1,196,313

Total investments	14,053,198	25,137,047

Receivables:
Notes receivable from participants	296,653	803,010

Net assets available for plan benefits	14,349,851	25,940,057

See accompanying notes to the financial statements.

AGRIUM ADVANCED TECHNOLOGIES

401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31

(U.S. dollars)

2014 Liquidation Basis
Additions
Investment income:
Net realized and unrealized appreciation in fair value of investments (note 5)	966,000
Interest and dividends	271,309

1,237,309

Contributions:
Participant	1,081,606
Employer	929,244
Rollover	109,551

2,120,401

Interest income on notes receivable from participants	22,041

Total additions	3,379,751

Deductions
Distributions paid to participants	10,221,669
Affiliated plan transfers and other	4,748,288

Total deductions	14,969,957

Net Decrease	11,590,206
Net assets available for plan benefits:
Beginning of year	25,940,057

End of year	14,349,851

See accompanying notes to the financial statements.

AGRIUM ADVANCED TECHNOLOGIES

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2014

(U.S. dollars)

1.	PLAN DESCRIPTION

The following description of the Agrium Advanced Technologies 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan sponsor, Agrium Advanced Technologies (U.S.) Inc. (the Company), is a subsidiary of Agrium Inc. (Agrium).

The Plan is a defined contribution plan established for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The trustee of the Plan at December 31, 2013 and through December 31, 2014 was T. Rowe Price Trust Company.

After conducting a strategic review of the Agrium Advanced Technologies (“AAT”) business unit, a decision was announced in January 2014 by management of Agrium to transition to two core Strategic Business Units, Wholesale and Retail, and to move the Agriculture business of AAT into the Wholesale business unit. A decision was made concurrently to terminate the Plan and all affected participants in the Plan were made 100% vested in all accounts. During 2014, Agrium completed the sale of a portion of the AAT business held for sale and the associated Plan members and respective assets were transferred out of the Plan upon finalization of the sale. Agrium moved the remaining active plan members of AAT into the Retail business unit. All remaining plan assets represented non-active Plan members and the related participant balances will be transferred out of the Plan at the direction of the Plan members in 2015.

a)	Contributions

Eligible participants under the Plan are automatically enrolled with a two percent contribution unless the participant chooses not to join the Plan. Participants can elect to contribute up to 100 percent of their annual compensation. The Company contributes a fixed two percent of eligible compensation to all eligible employees, regardless of participation. In addition, the Company contributes a matching contribution in the amount of 100 percent of the first four percent of the employee’s voluntary contributions. Individual participant contributions are subject to annual Internal Revenue Code (IRC) limitations. Participants may also contribute amounts representing distributions from other qualified plans.

b)	Participant eligibility and plan entry

Employees of the Company are eligible to participate in the Plan if they are regular, full-time employees, and are not leased employees or employees represented by a collective bargaining unit of the Company’s participating subsidiaries or affiliated companies. Regular full-time employees are enrolled into the Plan as soon as practical after they begin working with the Company. Employees who are not otherwise ineligible employees, and who are scheduled to work at least 1,000 hours each calendar year, are also eligible to participate. Such employees are enrolled into the Plan as of the first day of the calendar quarter that coincides with or follows a 12 consecutive month period in which they are credited with at least 1,000 hours of service. The first 12 month period begins on the employee’s date of hire. The second and all succeeding 12 month periods are the calendar year.

AGRIUM ADVANCED TECHNOLOGIES

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2014

(U.S. dollars)

c)	Vesting and forfeitures

Participants are immediately vested in their contributions, including earnings thereon. Employer contributions, including earnings thereon, become vested according to the following schedule:

Years of Service	Vesting Percentage
Less than one	0%
One year	100%

Terminated participants forfeit non-vested amounts. The balance in the forfeitures account at December 31, 2014 and 2013 was insignificant. Forfeitures are accumulated during the Plan year and may be used to pay administrative expenses or to reduce employer contributions. For 2014, forfeitures applied to Company contributions were minimal.

d)	Distributions

Distributions from the Plan may be made to a participant upon death, total disability, retirement, financial hardship or termination of employment. In-service withdrawals are also permitted after a participant attains age 59 1⁄2. Upon termination of employment, a participant whose vested account balance is greater than $1,000 may elect to receive a distribution of his or her account balance, leave the vested account balance in the Plan until a date not to exceed April 1 of the year following the year in which the participant reaches age 70 1⁄2, or request a direct rollover. A participant with a vested account balance that is $1,000 or less will be required to receive his or her account balance in cash as a lump-sum payment. For all distributions, if a lump-sum payment is elected, any portion of a participant’s account that is invested in the Agrium Inc. Common Stock Fund may be distributed as cash or in common shares of Agrium Inc. at the election of the participant.

Participants may withdraw a minimum of $1,000, not to exceed their pretax contributions, to satisfy one of the immediate and heavy financial needs as described in the Plan document.

The designated beneficiary is entitled to a death benefit distribution equal to the participant’s vested account balance.

e)	Administrative expenses

The Plan’s expenses are paid by either the Plan or the Company, as provided by the Plan document. Expenses that are paid directly by the Company are excluded from these financial statements. Certain expenses incurred in connection with the general administration of the Plan that are paid by the Plan are recorded as deductions in the accompanying statement of changes in net asset available for benefits. In addition, certain investment related expenses are included in net appreciation of fair value of investments presented in the accompanying statement of changes in net assets available for benefits.

AGRIUM ADVANCED TECHNOLOGIES

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2014

(U.S. dollars)

f)	Notes receivable from participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of 50 percent of their account balance or $50,000, reduced by (a) the participant’s highest outstanding loan balance from the Plan during the one-year period ending on the day before the loan is made and (b) the participant’s outstanding loan balance from the Plan on the day before the loan is made. Loans must be repaid within five years unless they are for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percent as published quarterly in the Wall Street Journal. Principal and interest is paid ratably through payroll deductions. Loans outstanding as of December 31, 2014 bear interest at a rate of 4.25 percent. A participant may have no more than one outstanding loan at any one time.

g)	Participant accounts

Each participant account is credited with the participant’s contributions and allocations of (a) the Company’s contributions, (b) Plan earnings and losses, and (c) an allocation of administrative expenses. Allocations are based on participant’s earnings or account balances, as defined. The benefit a participant is entitled to is the benefit that can be provided from the participant’s vested account.

h)	Investment options

Upon enrollment into the Plan, a participant may direct deferrals and employer contributions in any of the funds offered by the Plan. Participants may change their investment options daily.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

In January of 2014, a decision was made to terminate the Plan. As a result, the Plan has changed its basis of accounting from the ongoing plan basis used in presenting the 2013 financial statements to the liquidation basis used in presenting the 2014 financial statements. This change in basis of accounting did not result in a change in the net assets available for benefits during 2014.

a)	Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

AGRIUM ADVANCED TECHNOLOGIES

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2014

(U.S. dollars)

b)	Distributions

Distributions are recorded when paid. There were no termination distributions requested but not yet paid at December 31, 2014.

c)	Valuation of investments and income recognition

As of December 31, 2014 and 2013, the Plan’s investments, are reported at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.

A three level hierarchy is used to disclose assets and liabilities measured at fair value. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement.

The three levels are defined as follows:

Level 1 – Observable inputs based on quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2 – Observable inputs based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs derived from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

The Plan’s investments are categorized as Level 1 and Level 2 as shown in note 5.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Mutual funds: Valued at fair value based on the quoted net asset value (NAV) of shares held by the Plan at year end.

Common trust funds: Valued at NAV which is provided by the trustee and is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the observable market prices of the underlying assets held by the fund less liabilities.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or

AGRIUM ADVANCED TECHNOLOGIES

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2014

(U.S. dollars)

assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

d)	Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivables are reclassified as distributions based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2014 and 2013.

3.	TAX STATUS

The Plan uses a prototype plan document sponsored by AccuDraft.com, Inc. AccuDraft.com, Inc. received an opinion letter from the Internal Revenue Service (IRS), dated March 31, 2008, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS and the Plan has been amended since the opinion letter was issued. However, the Plan sponsor believes the Plan has maintained its tax-exempt status. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

4.	PLAN TERMINATION

In January of 2014, a decision was made to terminate the Plan. As of that date, all affected participant balances were made 100% vested in all accounts. Agrium subsequently terminated contributions into the Plan and moved any remaining active plan members of AAT into the Retail business unit. All remaining plan assets represented non-active Plan members and the related participant balances will be transferred out of the Plan at the direction of the Plan members in 2015.

AGRIUM ADVANCED TECHNOLOGIES

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2014

(U.S. dollars)

5.	INVESTMENTS

a)	Investment securities representing 5 percent or more of net assets available for plan benefits

	As of December 31,
	2014	2013
Vanguard Institutional Index Fund	1,761,117	4,180,623
T. Rowe Price U.S. Treasury Money Market Trust	1,586,207	2,261,142
T. Rowe Price Retirement 2040 Trust	1,396,614	1,997,331
T. Rowe Price Retirement 2030 Trust	1,374,918	1,693,806
T. Rowe Price Retirement 2025 Trust	1,194,362	1,707,279
T. Rowe Price Retirement 2035 Trust	1,035,871	1,879,695
T. Rowe Price Retirement 2020 Trust	956,630	1,330,562
Vanguard Extended Market Index Fund, Institutional	933,336	2,527,819

b)	Fair value of plan investments by hierarchy level

Fair value of plan investments by hierarchy level	As of December 31, 2014
	Level 1	Level 2	Total Fair Value
Mutual funds:
Growth funds	644,375	—	644,375
Index funds	3,783,702	—	3,783,702
Other funds	132,072	—	132,072

Total mutual funds	4,560,149	—	4,560,149

Common trust funds: (a)
Diversified portfolio	—	7,294,268	7,294,268
U.S. treasury securities	—	1,586,207	1,586,207

Total common trust funds	—	8,880,475	8,880,475

Common stock	612,574	—	612,574

	5,172,723	8,880,475	14,053,198

(a)	Common trust funds share the common goal of growth and preservation of principal. The common trust funds indirectly invest in a mix of U.S. and international common stocks, and fixed income securities through holdings in various mutual funds. There are currently no redemption restrictions or unfunded commitments on these investments.

Fair value of plan investments by hierarchy level	As of December 31, 2013
	Level 1	Level 2	Total Fair Value
Mutual funds:
Growth funds	1,445,666	—	1,445,666
Index funds	9,123,783	—	9,123,783
Other funds	568,596	—	568,596

Total mutual funds	11,138,045	—	11,138,045

Common trust funds:(a)
Diversified portfolio	—	10,541,547	10,541,547
U.S. treasury securities	—	2,261,142	2,261,142

Total common trust funds	—	12,802,689	12,802,689

Common stock	1,196,313	—	1,196,313

	12,334,358	12,802,689	25,137,047

AGRIUM ADVANCED TECHNOLOGIES

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2014

(U.S. dollars)

(a)	Common trust funds share the common goal of growth and preservation of principal. The common trust funds indirectly invest in a mix of U.S. and international common stocks, and fixed income securities through holdings in various mutual funds. There are currently no redemption restrictions or unfunded commitments on these investments.

c)	Changes in fair value levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for plan benefits. For the year ended December 31, 2014, there were no significant transfers in or out of levels 1, 2, or 3.

d)	Net realized and unrealized appreciation in fair value of investments

During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2014
Agrium Inc. common stock	3,203
Mutual funds	339,169
Common trust funds	623,628

966,000

The classification of investment earnings reported above and in the statement of changes in net assets may differ from the classification of earnings on Form 5500 due to different reporting requirements on Form 5500.

6.	RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and common trust funds managed by the Trustee, as well as common stock of Agrium Inc. Related transactions qualify as exempt party-in-interest transactions. These investments are disclosed in the supplemental schedule of assets held. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Included in the statement of changes in net assets available for plan benefits are fees paid by the Plan for loan, recordkeeping and administrative expenses.

AGRIUM ADVANCED TECHNOLOGIES

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2014

(U.S. dollars)

7.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investments in general are exposed to various risks such as significant world events, interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

8.	SUBSEQUENT EVENTS

Effective January 1, 2015, participants may not direct the investment of more than 20 percent of the participant’s pretax contributions or catch-up contributions nor more than 20 percent of any Company contributions into the Agrium Company Stock Fund. Additionally, no participant may transfer their participant accounts from one investment fund to the Agrium Company Stock Fund to the extent that such transfer would cause the value of the participant’s interest in the Agrium Company Stock Fund to exceed 20 percent of the total value of the participant’s accounts.

The Plan’s management has evaluated subsequent events through June 19, 2015, the date the financial statements were available to be issued, to ensure that the financial statements include appropriate disclosure or recognition of events that occurred subsequent to December 31, 2014.

AGRIUM ADVANCED TECHNOLOGIES

401(k) SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2014

Employer Identification Number: 20-4910688

Plan Number: 001

(U.S. dollars)

(a)	(b) Identity of Issuer	(c) Description of Investment	(e) Current Value
	Vanguard Institutional Index Fund	Mutual Fund	1,761,117
*	T. Rowe Price U.S. Treasury Money Market Trust	Common Trust Fund	1,586,207
*	T. Rowe Price Retirement 2040 Trust	Common Trust Fund	1,396,614
*	T. Rowe Price Retirement 2030 Trust	Common Trust Fund	1,374,918
*	T. Rowe Price Retirement 2025 Trust	Common Trust Fund	1,194,362
*	T. Rowe Price Retirement 2035 Trust	Common Trust Fund	1,035,871
*	T. Rowe Price Retirement 2020 Trust	Common Trust Fund	956,630
	Vanguard Extended Market Index Fund, Institutional	Mutual Fund	933,336
*	Agrium Inc. common stock	Common Stock	612,574
*	T. Rowe Price Retirement 2015 Trust	Common Trust Fund	581,017
	Vanguard FTSE All World ex-U.S. Index Fund, Institutional	Mutual Fund	422,359
*	T. Rowe Price Retirement 2045 Trust	Common Trust Fund	419,190
	Vanguard Total Bond Market Index Fund	Mutual Fund	254,628
*	T. Rowe Price Retirement 2050 Trust	Common Trust Fund	253,901
	Prudential Total Return Bond	Mutual Fund	221,210
	American Funds Fundamental Investors Fund	Mutual Fund	211,940
	Columbia Acorn Fund	Mutual Fund	204,243
	American Funds New Perspective Fund	Mutual Fund	157,844
	Vanguard Total World Stock Fund	Mutual Fund	157,835
	PIMCO Real Return Fund	Mutual Fund	132,072
	Harbor International Fund	Mutual Fund	70,348
	Vanguard Short Term Bond Index Fund	Mutual Fund	33,216
*	T. Rowe Price Retirement 2010 Trust	Common Trust Fund	32,464
*	T. Rowe Price Retirement 2005 Trust	Common Trust Fund	17,892
*	T. Rowe Price Retirement 2055 Trust	Common Trust Fund	16,540
*	T. Rowe Price Retirement Income Trust	Common Trust Fund	14,869

	Total investments, at fair value		14,053,198

*	Various participants	Notes receivable from participants, bearing interest at a rate of 4.25%, secured by the related participant’s vested account balance, maturing through 2019.	296,653

*	Identified party-in-interest

Note: Information on cost of investments is excluded, as all investments are participant directed. The cost of notes receivable from participants is nil.

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, Agrium Advanced Technologies (U.S.) Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 23, 2015	AGRIUM ADVANCED TECHNOLOGIES
401(K) SAVINGS PLAN

	By:	AGRIUM ADVANCED TECHNOLOGIES (U.S.) INC.

/S/ Angela S. Lekatsas
Angela S. Lekatsas
President

EXHIBIT INDEX

Exhibit 23.1	Consent of Eide Bailly LLP